SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: February 10, 2009
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐      Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐       No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

February 10, 2009
SouthGobi Energy Resources names senior Asia mining investment banker Alexander Molyneux as
President to lead the expansion of SouthGobi’s coal projects in Mongolia and Indonesia
VANCOUVER, CANADA – Peter Meredith, Chief Executive Officer of SouthGobi Energy Resources Ltd. (SGQ: TSX-V), is pleased to announce the appointment of Alexander Molyneux as the company’s new President, effective April 27, 2009. Mr. Molyneux, based in Hong Kong, will be responsible for business and corporate development initiatives. Mr. Molyneux most recently was Managing Director, Head of Metals & Mining Investment Banking, Asia Pacific, with Citigroup.
Mr. Molyneux has spent approximately 12 years providing advice and investment-banking services to mining, metals and industrial corporations. He joined Citigroup from UBS in early-2007 as Head of Metals & Mining Investment Banking and rapidly established Citi as a leading metals and mining investment banking business in Asia. Mr. Molyneux has been working with Asia-based clients since 2002. He has raised more than US$20 billion of capital for clients and advised on many significant merger and acquisition transactions in the metals and mining sector. Mr. Molyneux holds a Bachelors degree in Economics from Monash University in Australia.
“We are very pleased to have Alexander join SouthGobi’s management team,” said Mr. Meredith. “His extensive international experience in the mining industry, especially in Asia, makes him a true asset to the company as we move forward to expand our coal-mining projects in Mongolia and Indonesia.”
Ivanhoe Mines (IVN: TSX, NYSE, NASDAQ) is SouthGobi Energy Resources’ largest shareholder and currently owns, directly and indirectly, approximately 80.2% of SouthGobi’s issued and outstanding shares.
About SouthGobi Energy Resources
SouthGobi Energy Resources is focused on exploration and development of its Permian-age metallurgical and thermal coal deposits in Mongolia’s South Gobi Region and its Eocene-age metallurgical and thermal coal deposits in East Kalimantan, Indonesia. The company’s flagship coal mine, Ovoot Tolgoi, is in production and selling coal to customers in China. The company plans to supply a wide range of coal products and electricity to markets in Asia. The company also is investigating the implementation of clean-coal technologies in the development of coal power-generating capacity to benefit all of its stakeholders.
Information contacts, SouthGobi Energy Resources
Investors: Steven Feldman/ Media Bob Williamson: +1 604-681-6799.
Website: www.southgobi.com

Information contacts, Ivanhoe Mines Ltd.
Investors: Bill Trenaman: +1-604-688-5755 www.ivanhoemines.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, the company’s future ability to supply coal products and electricity to markets in Asia, and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although SouthGobi Energy Resources believe that the expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” in SouthGobi Energy’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2008, and its Annual Information Form dated March 28, 2008 which is available at www.sedar.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: February 10, 2009	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary